UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Unified Solutions America, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Wyoming

> **Date of organization**
> May 29, 2025

Physical address of issuer
7B Harmony Landing Court, Frankfort, KY 40601

Website of issuer
unifiedsolutionsamerica.com

Name of intermediary through which the Offering will be conducted
Equity St. Portal LLC

CIK number of intermediary
0001968018

SEC file number of intermediary

007-00412

CRD number, if applicable, of intermediary
319192

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the total Securities issued in the Offering.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Common Stock

Target number of Securities to be offered
1,000

Price (or method for determining price)
$100.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: _____

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
January 18, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (May 29, 2025 (Inception) through October 31, 2025)	**Prior fiscal year-end**
Total Assets	$23,294.00	N/A
Cash & Cash Equivalents	$23,294.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	($12,330.00)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 30, 2026

FORM C

Up to $5,000,000.00

Unified Solutions America, Inc.



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Unified Solutions America, Inc., a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Equity St. Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$3.50	$96.50
Aggregate Minimum Offering Amount	$100,000.00	$3,500.00	$96,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$175,000.00	$4,825,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at unifiedsolutionsamerica.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 30, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: unifiedsolutionsamerica.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Unified Solutions America, Inc. (the "Company") is a Wyoming Corporation, formed on May 29, 2025.

The Company is located at 7B Harmony Landing Court, Frankfort, KY 40601.

The Company's website is unifiedsolutionsamerica.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Unified Solutions America is a strategic consultancy that helps mid-size to large organizations achieve operational excellence and sustainable growth by providing alternatives to traditional Diversity, Equity, and Inclusion (DEI) models through a merit-based framework focused on team alignment, cultural unity, and measurable outcomes. The company generates revenue primarily through paid consulting services, including cost and impact analyses, change management strategies, and operational assessments tailored to clients seeking to realign resources with core business goals.

The Offering

Minimum amount of shares of Common Stock being offered	1,000
Total shares of Common Stock outstanding after Offering (if minimum amount reached)	121,000
Maximum amount of shares of Common Stock being offered	50,000
Total shares of Common Stock outstanding after Offering (if maximum amount reached)	170,000
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	January 18, 2027
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company, and our business model currently focuses on product development rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

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We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately Q2 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Wyoming on May 29, 2025. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brooks Crenshaw, Kevin Jackson, and Wilfred Reilly, each of whom serves as a founder, director, and executive officer of the Company. The Company has or intends to enter into employment agreements with Brooks Crenshaw, Kevin Jackson, and Wilfred Reilly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brooks Crenshaw, Kevin Jackson, and Wilfred Reilly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Brooks Crenshaw, Kevin Jackson, and Wilfred Reilly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Brooks Crenshaw, Kevin Jackson, and Wilfred Reilly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Based on proceeds from the offering, the company will acquire Key Man Insurance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, on-site travel, etc. While remote work has proven viable in a future quarantine scenario, quality and timelines could suffer in this instance. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health

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and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the consulting industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to reimburse startup cost of key founders.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the Common Stock will be subject to dilution.
Owners of the Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings shares of its common stock or securities convertible into common stock, issues shares of its common stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares of its common stock, Investors who do not participate in those other issuances of shares of common stock will experience dilution in their percentage ownership of the Common Stock. Furthermore, Investors may experience a dilution in the value of their Common Stock depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of future share issuances.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth

herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Unified Solutions America is a strategic consultancy that helps mid-size to large organizations achieve operational excellence and sustainable growth by providing alternatives to traditional Diversity, Equity, and Inclusion (DEI) models through a merit-based framework focused on team alignment, cultural unity, and measurable outcomes. The company generates revenue primarily through paid consulting services, including cost and impact analyses, change management strategies, and operational assessments tailored to clients seeking to realign resources with core business goals.

Business Plan

Unified Solutions America is a transformative consulting firm targeting mid-size to large organizations to help them transition away from Diversity, Equity, and Inclusion (DEI) initiatives. Our unique three-pronged methodology, combining expertise from academia, business, and military Special Operations, restores organizations to their core mission and vision while maximizing efficiency and effectiveness.

The UNIFIED SOLUTIONS AMERICA mission is to quantify the financial and cultural impact of DEI, provide strategies to dismantle it with minimal disruption, and guide organizations toward merit-based, results-driven operations. Leveraging our connection with high-profile proponents of meritocracy, UNIFIED SOLUTIONS AMERICA offers unparalleled insights into aligning organizational goals with legislative realities.

Company Description UNIFIED SOLUTIONS AMERICA is a C-corporation specializing in transformative change management strategies focused on addressing the challenges posed by DEI initiatives. We partner with mid-to-large U.S.-based firms across diverse industries, offering a holistic approach to restoring organizational alignment. By leveraging the combined expertise of leading academics, corporate professionals, and elite military organizational experts, we craft solutions that realign companies with their core mission. Our goal is to drive profitability, accountability, and long-term sustainability, helping businesses achieve peak performance while fostering a culture of meritocracy.

Market Opportunity Problem
• Corporations have collectively spent billions on DEI initiatives that often yield negligible if not entirely negative ROI. DEI has created internal division, and distracted companies from core missions and visions.
• A growing trend among major organizations indicates dissatisfaction with DEI and a need for alternative solutions that prioritize merit and results.

Solution UNIFIED SOLUTIONS AMERICA provides a comprehensive approach to dismantle DEI programs and return companies to operational excellence by:
• Assessing DEI costs, both financial and cultural.
• Quantifying the "fit gap" between the current state and ideal operational goals.
• Implementing change management strategies to align operations with business objectives.

Service Offering UNIFIED SOLUTIONS AMERICA
Service Offering: Restoring Organizational Excellence At UNIFIED SOLUTIONS AMERICA, we specialize in helping organizations realign their operations and culture to achieve long-term excellence and market success.

We understand the challenges large and enterprise businesses face, particularly when internal divisions or segments operate in ways that inadvertently undermine the broader organization's goals. This misalignment often arises from complex incentive structures, unclear management priorities, and conflicting departmental objectives. Many corporate environments have become infused with mistrust, division, and misplaced incentives at the individual level, the very foundation of any team.

Advancing Excellence: A Unified Approach to Culture and Performance
Diversity, Equity, and Inclusion (DEI) initiatives often stem from well-meaning intentions to create fair and inclusive workplaces. However, when implemented without alignment to organizational mission and best practices, they can inadvertently shift focus from long-term growth and value creation to internal misalignment and short-term signaling.

Unified Solutions America draws from business best practices, academic rigor, and military Special Operations processes, guiding organizations to focus on mission success, customer value, and team cohesion.

Unified Solutions America Business Process

Unifying Employee Loyalty: Employees thrive in environments where they can grow, contribute, and feel valued. By aligning the workforce with the organization's mission and market goals, we help to ensure that employees:
   Stay motivated to achieve excellence.
   Feel part of a unified culture rather than chasing fragmented agendas.
Have clear paths to success that reward performance and collaboration.
      Building High-Performing Teams: Teams succeed when cohesion, trust, and shared goals are prioritized. We help organizations shift from policies that unintentionally create divisions to strategies that foster cooperation, mutual respect, and innovation.

Focusing on Long-Term Value: Sustainable success comes from creating value over time. We help organizations refocus on strategic initiatives that drive growth, enhance customer experience, and build a culture of accountability and results. At Unified Solutions America we provide actionable solutions tailored to client organization. Our holistic strategies are designed to empower your teams, streamline your mission, and create a culture where excellence thrives.

Unique Value Proposition Three-Pronged Methodology
o Academic Rigor: Backed by research and data on the economic and operational inefficiencies caused by DEI.
o Business Best Practices: Proven frameworks to restore focus on mission-critical operations.
o Cohesive Culture Expertise: Insights from military disciplines to ensure execution and resilience in change management.

Methodology: The UNIFIED SOLUTIONS AMERICA Process
Businesses thrive on unity, purpose, and excellence, not division or mediocrity. Our mission is to help organizations eliminate cultural and operational inefficiencies while refocusing on delivering exceptional value to customers and driving sustainable growth.

Our approach is rooted in proven strategies, = we partner with organizations to achieve success utilizing the following:
1. Optimizing Incentive Structures: We work closely with leadership in all areas, and analyze HR and administrative systems, to ensure they are fully aligned with the company's mission and goals. By building alignment across all departments, we reduce inefficiencies, eliminate conflicts, and create a cohesive framework for achieving shared success.
2. Cultivating High-Performing Teams: Success begins with a committed workforce. We help organizations build a culture that rewards loyalty, innovation, and alignment with the company's mission, empowering employees to thrive and contribute at their highest potential.
3. Transforming Organizational Culture: We view challenges like DEI as opportunities to recalibrate and realign. By focusing on meritocracy, performance, and shared goals, we help rebuild a culture where excellence and collaboration take center stage.
4. Realigning Focus for Long-Term Success: Our team partners with executive leadership to reconnect with the organization's original mission and ensure every division contributes meaningfully to the company's value proposition. This realignment enhances strategic clarity and drives measurable results in both culture and performance.
   Assessment
   o Evaluate financial and operational impact of DEI.
   o Risk assessment and Stakeholder mapping
   o Mission and Vision alignment
   o Quadrant analysis to determine efficiency and effectiveness. Fit-Gap Analysis
   o Identify gaps between current and ideal states.
   o Quantify potential savings from dismantling DEI.
   o Fill the gaps. Change Management Implementation
   o Phase-out DEI initiatives with minimal disruption.
   o Re-align operations toward measurable outcomes and merit-based practices.
   Additional Services o Customized training programs.
   o Leadership coaching to support cultural and operational alignment.

o Ongoing support to ensure sustained change and alignment.

Market Insights and Financial Impact
The change management consulting market is undergoing a significant shift as organizations increasingly recognize the inefficiencies and divisive outcomes of DEI initiatives. UNIFIED SOLUTIONS AMERICA targets companies at all stages of DEI implementation, from those entrenched in the model to those seeking a strategic pivot away from it. Our competitive edge lies in our specialized expertise: dismantling DEI and restoring organizational alignment with mission-driven, performance-focused practices. This unique focus positions us as the go-to partner for companies ready to realign their priorities, optimize efficiency, and foster a culture of excellence.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Transformative Consulting Services	A three-pronged methodology integrating insights from academia, business leadership, and military Special Operations to foster team cohesion, streamline operations, and deliver mission-focused results, with an emphasis on merit-based frameworks that avoid division and prioritize excellence, accountability, and performance.	Mid-size to large organizations across various industries, particularly those facing challenges with existing DEI initiatives, such as Fortune 500 companies dealing with cultural realignments, inefficiencies, or related lawsuits.
Cost and Impact Analysis	Comprehensive evaluations of existing programs (e.g., DEI-related) to quantify financial and cultural inefficiencies, identify gaps between current structures and optimal performance, and recommend resource realignments for enhanced outcomes.	Enterprises seeking pragmatic, data-driven solutions to improve culture and efficiency without ideological overhauls, including sectors impacted by evolving legislative and market landscapes.
Change Management and Operational Fit Assessments	Strategies to dismantle underperforming initiatives, rebuild high-performance cultures based on unity and merit, and ensure operational resilience against challenges like diminished cohesion or stalled performance.	Organizations aiming to strengthen diverse teams through proven, non-divisive approaches, targeting leaders in competitive industries focused on long-term success and accountability.

Unified Solutions America is currently developing scalable digital tools for remote organizational assessments and a refined methodology for broader rollout of its consulting services, aimed at enhancing accessibility for clients navigating complex business and geopolitical environments. These anticipated offerings target the same market of mid-size to large enterprises seeking merit-driven cultural transformations, with a focus on sectors affected by cultural realignments and performance bottlenecks. The proceeds from this Offering will be used to complete development, testing, and introduction of these tools and methodologies, supporting team expansion, marketing, and product refinement to meet growing demand.

We provide white papers on our website that inform the market on our expertise in the field, understanding of the history and data around DEI policies and the theory that informs it, as well as our expertise in elite culture and teambuilding from experience in elite teams (US Special Operations) and building elite teams. These resources, combined with direct consulting engagements, leverage our proprietary three-pronged approach (academia, business, and team culture insights) to reach clients through targeted outreach, partnerships, and online visibility, ensuring organizations can access our services for cultural and operational optimization.

Competition

The Company's primary competitors include established management consulting firms that offer diversity, equity, and inclusion (DEI) services, such as the Big Four (Deloitte, PwC, EY, and KPMG), as well as other major players like McKinsey & Company, Boston Consulting Group (BCG), Bain & Company, and smaller specialized DEI consultancies. These firms operate in the organizational development and culture consulting space, often promoting traditional DEI frameworks that the Unified Solutions America positions itself against.

Unified Solutions America holds a niche, emerging position in the organizational consulting industry as a firm specifically designed to provide merit-based alternatives to traditional DEI models, targeting mid-size to large enterprises amid growing scrutiny of conventional DEI initiatives. The Company competes by leveraging a proprietary three-pronged methodology, integrating insights from academia, business leadership, and military Special Operations culture, to deliver transformative services focused on unity, excellence, and measurable outcomes, rather than surface-level engagements. Unlike competitors such as the Big Four consultancies, which have historically rolled out broad DEI programs Unified Solutions America draws on deep, fundamental expertise in DEI's underlying theories, history, and data, including contributions from key writers and academics with best-selling books on the topic. This "source code" understanding enables precise cost and impact analyses, change management strategies, and operational assessments that realign resources with core business goals, fostering high-performance cultures. Proceeds from this offering will further strengthen this position by onboarding pledged consultants and expanding scalable tools, enhancing our ability to compete through targeted outreach, white papers, teambuilding expertise, and partnerships that position clients ahead of market shifts.

Supply Chain and Customer Base

Unified Solutions America is in the early stages of client engagement and currently has no formal customers or signed contracts. The Company is actively working with a select group of beta clients on a trial basis to test and refine its consulting methodologies, focusing on mid-size to large organizations interested in merit-based cultural transformations and operational optimizations as alternatives to traditional DEI frameworks. These beta engagements provide valuable feedback to enhance service delivery ahead of full commercial rollout, with potential conversions to paying clients anticipated as we secure funding and expand operations.

Intellectual Property

At this time, the Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Unified Solutions America operates in the organizational consulting sector, where its merit-based frameworks serve as alternatives to traditional Diversity, Equity, and Inclusion (DEI) programs, and is thus influenced by evolving federal and state regulations aimed at addressing discrimination, workplace equity, and meritocracy. Existing regulations, such as Executive Order 14173 (issued January 21, 2025) which combats perceived illegal discrimination in federal programs and restores merit-based opportunities, and Executive Order 14151 (issued January 20, 2025) mandating the termination of federal DEI-related offices and programs, primarily affect federal agencies and contractors but have broader implications for private-sector clients by encouraging a shift toward non-divisive, performance-focused approaches that align with the Company's services. This regulatory environment may positively impact the business by increasing demand for our consulting on cultural realignments and operational assessments. This is evidenced by major corporations like Walmart, Lowe's, Meta, and IBM scaling back DEI commitments in response to these changes and related legal pressures with regard to anti-discrimination laws like Title VII of the Civil Rights Act. Probable governmental regulations, including ongoing state-level legislation restricting DEI in workplaces (e.g., bans in several states on mandatory DEI training) and potential federal actions like the Dismantle DEI Act of 2024 (which advanced through committee but faces uncertain enactment), may further promote merit-driven models, benefiting our market position by creating opportunities for clients to audit and replace underperforming DEI initiatives.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7B Harmony Landing Court, Frankfort, KY 40601.

The Company conducts business in Kentucky and Arizona.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.50%	$3,500	3.50%	$175,000.00
Campaign marketing expenses or related reimbursement	6.00%	$6,000	7.65%	$382,500.00
Estimated Attorney Fees	2.00%	$2,000	1.81%	$90,500.00
Estimated Accountant/Auditor Fees	1.00%	$1,000	1.00%	$50,000.00
General Marketing	8.00%	$8,000	16.80%	$840,000.00
Research and Development	3.00%	$3,000	4.85%	$242,500.00
Equipment Purchases	1.00%	$1,000	1.00%	$50,000.00
Future Wages	30.00%	$30,000	51.60%	$2,580,000.00
Accrued expenses of managers, officers, directors or employees	39.50%	$39,500	1.09%	$54,500.00
General Working Capital	6.00%	$6,000	10.70%	$535,000.00
Total	**100%**	**$100,000**	**100%**	**$5,000,000**

The Use of Proceeds chart in this Form C is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees. These expenses were incurred in preparation for the campaign and are due in advance of the closing; they will not be paid from offering proceeds.

The Company intends to use net proceeds from this offering primarily for the following categories, as reflected in the Use of Proceeds chart:

- Intermediary and campaign-related fees
- General marketing and client acquisition efforts
- Research and development (product and methodology refinement)
- Equipment purchases
- Future wages and personnel expansion
- Accrued expenses of managers, officers, directors, or employees
- General working capital and operations

The specific allocation among these categories will depend on the total amount raised. At the minimum target ($100,000), proceeds will be prioritized toward clearing accrued expenses, satisfying essential offering-related obligations, maintaining basic operations, and completing critical product refinements. At higher amounts up to the maximum ($5,000,000), a greater proportion will be directed toward future wages for team scaling, expanded marketing to accelerate client acquisition, and increased investment in research and development to enhance delivery capacity and growth.

The Company has discretion to reallocate proceeds among the disclosed categories as business needs evolve, subject to approval by Board vote.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brooks Crenshaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director- May 2025 to Present
Managing Partner – Operational Strategy & Methodology: May 2025 to Present

Responsibilities: As Managing Partner – Strategy & Methodology, Brooks provides strategic oversight and leads the development of merit-based frameworks as alternatives to traditional DEI models, with primary responsibility for phases 2-3 methodology, critical theory analysis and application, coordination of specialized advisor/consultant networks (including SEAL-team backgrounds), content creation (author of 7 of 9 white papers), and co-management of the Regulation Crowdfunding process. Post-raise, this role will expand to guiding strategic client implementations, integrating operational excellence principles, and supporting overall company direction as services scale.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2025 to Present Kentucky State University - Adjunct Professor, School of Business: teaching undergraduate courses in business management and entrepreneurship; developed engaging curricula incorporating case studies, group projects, and real-world applications to foster critical thinking and practical skills.

2019 to Present E2CX - Principal Consultant: lead in strategic planning, talent management, budgeting, and compliance. Partnered with organizations including MITRE, AT&T, Verizon, Harvard University, Stanford University, and Duke Energy to deliver cutting-edge solutions for federal agencies such as the Department of Defense (DOD) and Department of Homeland Security (DHS).

Education

2017 Master of Business Administration - Vanderbilt University Owen School of Management
2014 Bachelor of Arts: Belmont University

Name

Kevin Jackson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director- May 2025 to Present
Managing Partner – Business Development & Growth: May 2025 to Present

As Managing Partner – Business Development & Growth, Kevin leads sales, marketing, and client acquisition efforts; advises on media strategy and direction; utilizes existing media infrastructure, large email list (~2-3M subscribers), and executive network to secure beta clients and revenue opportunities; oversees website, email, and communications infrastructure. As the company scales, this role will focus on building sales pipelines, executing marketing campaigns, and driving consulting revenue growth.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Black Sphere, LLC / The Kevin Jackson Network - CEO & Principal Consultant: 2009–Present

- Provides executive-level consulting for businesses and organizations seeking to reestablish a performance-based culture amid growing ideological encroachment.

- Leads strategic messaging and narrative realignment initiatives for media, political, and non-profit clients.

- Advises leadership teams on the removal of divisive, race-based DEI programs and replacing them with merit-based frameworks that elevate operational outcomes.

Education

Bachelor of Science, Electrical Engineering: Southern Methodist University (SMU)

Name

Wilfred Reilly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director- May 2025 to Present
Managing Partner – Thought Leadership & Methodology: May 2025 to Present

As Managing Partner – Thought Leadership & Methodology, Wil drives thought leadership through authorship, academic expertise, and statistical/PhD-level contributions to methodology (including scorecards and initial phases), co-hosts the "Cut the Bull" podcast for promotion and Reg CF support, leads media outreach (e.g., Fox, OAN, WSJ), and cultivates/leverages networks of experts, advisors, and thought leaders for visibility and collaborative opportunities. As the company grows, this role will focus on enhancing intellectual capital, methodology refinement with team PhDs, and amplifying external influence to support client acquisition and brand positioning.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Associate Professor of Political Science: Kentucky State University
2015-present, responsibilities include teaching 4 classes per semester, writing 2+ articles every year, and appropriate service.

Education

PhD of Political Science: University of Southern Illinois JD: University of Illinois School of Law Bachelor of Arts: University of Southern Illinois

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brooks Crenshaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Officer- May 2025 to Present
Managing Partner – Operational Strategy & Methodology: May 2025 to Present

Responsibilities: As Managing Partner – Strategy & Methodology, Brooks provides strategic oversight and leads the development of merit-based frameworks as alternatives to traditional DEI models, with primary responsibility for phases 2-3 methodology, critical theory analysis and application, coordination of specialized advisor/consultant networks (including SEAL-team backgrounds), content creation (author of 7 of 9 white papers), and co-management of the Regulation Crowdfunding process. Post-raise, this role will expand to guiding strategic client implementations, integrating operational excellence principles, and supporting overall company direction as services scale.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2025 to Present: Kentucky State University - Adjunct Professor, School of Business: teaching undergraduate courses in business management and entrepreneurship; developed engaging curricula incorporating case studies, group projects, and real-world applications to foster critical thinking and practical skills.

2019 to Present: E2CX - Principal Consultant: lead in strategic planning, talent management, budgeting, and compliance. Partnered with organizations including MITRE, AT&T, Verizon, Harvard University, Stanford University, and Duke Energy to deliver cutting-edge solutions for federal agencies such as the Department of Defense (DOD) and Department of Homeland Security (DHS).

Education

Master of Business Administration - Vanderbilt University Owen School of Management
Bachelor of Arts: Belmont University

Name

Kevin Jackson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Officer- May 2025 to Present
Managing Partner – Business Development & Growth: May 2025 to Present

As Managing Partner – Business Development & Growth, Kevin leads sales, marketing, and client acquisition efforts; advises on media strategy and direction; utilizes existing media infrastructure, large email list (~2-3M subscribers), and executive network to secure beta clients and revenue opportunities; oversees website, email, and communications infrastructure. As the company scales, this role will focus on building sales pipelines, executing marketing campaigns, and driving consulting revenue growth.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Black Sphere, LLC / The Kevin Jackson Network - CEO & Principal Consultant: 2009– Present

- Provides executive-level consulting for businesses and organizations seeking to reestablish a performance-based culture amid growing ideological encroachment.

- Leads strategic messaging and narrative realignment initiatives for media, political, and non-profit clients.

- Advises leadership teams on the removal of divisive, race-based DEI programs and replacing them with merit-based frameworks that elevate operational outcomes.

Education

Bachelor of Science, Electrical Engineering: Southern Methodist University (SMU)

Name

Wilfred Reilly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Officer- May 2025 to Present
Managing Partner – Thought Leadership & Methodology: May 2025 to Present

As Managing Partner – Thought Leadership & Methodology, Wil drives thought leadership through authorship, academic expertise, and statistical/PhD-level contributions to methodology (including scorecards and initial phases), co-hosts the "Cut the Bull" podcast for promotion and Reg CF support, leads media outreach (e.g., Fox, OAN, WSJ), and cultivates/leverages networks of experts, advisors, and thought leaders for visibility and collaborative opportunities. As the company grows, this role will focus on enhancing intellectual capital, methodology refinement with team PhDs, and amplifying external influence to support client acquisition and brand positioning.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Associate Professor of Political Science: Kentucky State University

2015-present, responsibilities include teaching 4 classes per semester, writing 2+ articles every year, and appropriate service.

Education

PhD of Political Science: University of Southern Illinois JD: University of Illinois School of Law Bachelor of Arts: University of Southern Illinois

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Kentucky and Arizona.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	120,000
Voting Rights	Voting rights are vested in the Board of Directors, which currently consists of the three founders, with plans to expand to five members. There is no direct shareholder voting tied to share ownership; major decisions are made by board vote without per-share voting rights or limitations specified beyond board control.
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Common Stock issued pursuant to Regulation CF	The Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	An additional 330,000 shares are reserved for performance-based vesting to the founders (110,000 shares per founder), contingent on milestones such as Reg CF fundraising targets and revenue/client acquisition goals; these shares are not yet issued or outstanding. The remaining 50,000 authorized shares are allocated for this Reg CF offering.

At this time, the Company does not have any outstanding debt.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $50,000,000.00

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is wholly owned by Brooks Crenshaw, Kevin Jackson and Wilfred Reilly.

Name	Percentage Owned Prior to Offering
Brooks Crenshaw	33.33%
Kevin Jackson	33.33%
Wilfred Reilly	33.33%

Following the Offering, the Purchasers will own approximately 0.83% of the Company if the Minimum Amount is raised and approximately 29.41% if the Maximum Amount is raised, based on the number of shares outstanding as of the date of this Offering and assuming no issuance of additional performance-based shares to the founders. If such performance-based shares are issued in the future, the ownership percentage of Purchasers would be reduced.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Unified Solutions America was organized on May 29, 2025, and has not yet commenced material operations. As such, the Company has no historical revenue, clients, or significant operating activities to date. For the fiscal periods covered by the uploaded financial statements (from inception through the most recent interim period), there are no components of revenue reported. Expenses have been minimal and primarily consist of formation-related costs, such as legal and administrative fees incurred by the founders (e.g., Crenshaw's contributions of $2,000 in incurred fees and $10,000 in nuisance fees/costs; Reilly's $5,000 in nuisance fees), totaling approximately $19,000 in aggregate non-capitalized expenses. Capital contributions from founders (Crenshaw: $25,000; Reilly: $12,500) have been recorded as equity infusions to cover initial setup. There has been no net income, losses from operations, or other significant financial results, as the Company is pre-revenue and pre-operational, with all activities focused on preparation for launch.

The Company is in its early pre-operational stage and has not yet generated any revenue or achieved profitability. As a result, management does not anticipate that the Company will become profitable within the 12 months following receipt of the proceeds from this offering. Instead, the primary business objectives for this period are to establish foundational operations, secure initial clients, and build scalable infrastructure to support long-term growth in the organizational consulting sector. To achieve these objectives, management intends to take the following steps: -Utilize proceeds to hire and onboard key personnel, including consultants and support staff, to expand the workforce and leverage pledged expertise in DEI alternatives and elite teambuilding. -Develop and refine the Company's proprietary methodologies, including scalable digital tools for remote assessments and a structured rollout framework, through beta testing with current trial clients to ensure market readiness. -Invest in marketing and business development initiatives, such as targeted outreach, content creation (e.g., additional white papers), and partnerships, to generate leads and convert beta engagements into paying contracts. -Focus on achieving performance milestones outlined in the founders' vesting schedule, such as acquiring initial clients and reaching revenue thresholds (e.g., $200,000), to unlock additional equity and align incentives with growth. -Monitor cash flow and operational efficiency to minimize burn rate, aiming for break-even operations by the end of the 12-month period through cost-effective scaling and early revenue from consulting services. These efforts are designed to position the Company for profitability in subsequent periods by building a client base in mid-size to large enterprises seeking merit-based cultural transformations.

Liquidity and Capital Resources

The proceeds from this Regulation Crowdfunding (Reg CF) Offering, with a minimum of $100,000, vesting target of $250,000, and maximum target / cap of $5,000,000, will significantly enhance the Company's operations and liquidity, as Unified Solutions America is currently pre-operational with limited capital from founder contributions (totaling $37,500 in cash infusions) and no revenue or external funding to date. At the minimum raise, proceeds will provide essential working capital to initiate core activities, such as onboarding pledged consultants, refining methodologies through beta testing, and launching initial marketing efforts, thereby improving short-term liquidity to cover operational expenses for approximately 6-9 months and enabling the transition from formation to active client pursuit. At the target amount, liquidity will be further strengthened to support expanded workforce buildup, development of digital tools, and targeted business development, allowing for accelerated growth and potential early revenue generation within the first year, while extending the operational runway to 12-18 months without additional funding. Achieving the maximum raise would transform operations by funding comprehensive scaling, including broader marketing campaigns, strategic partnerships, and product introductions, significantly boosting liquidity to sustain operations for 24+ months, mitigate risks associated with pre-revenue status, and position the Company to achieve key milestones like client acquisition and revenue targets more rapidly. Overall, the proceeds will alleviate liquidity constraints, enable the build-out of workforce, methodologies, marketing, and business development operations, and facilitate the Company's shift toward sustainable revenue streams in the consulting market.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 50,000 shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 18, 2027, (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000.00 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, and all Investors receive notice, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company. Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of $100 per share of common stock was strategically set to establish a low barrier to entry, facilitating broad participation from small retail investors passionate about grassroots issues related to organizational culture and merit-based frameworks. This pricing reflects our estimation of a benchmark maximum small purchase amount, incorporating flexibility for our ongoing beta process and emphasizing accessibility to drive volume and community engagement in the raise. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Equity St. Portal LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
2% of the total Securities issued in the Successful Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 500,000 shares of common stock, par value $0 per share, of which 121,000 common shares will be issued and outstanding, excluding up to 330,000 additional shares that may be issued in the future pursuant to performance-based vesting arrangements for the founders.

Voting and Other Rights

Holders of the Company's common stock do not have one voting rights on a per-share basis with respect to major corporate actions. Voting control of the Company is exercised at the Board of Directors level pursuant to the Company's Shareholder Agreement. As a result, investors will have limited ability to influence the election of directors or corporate policy decisions.

Common shareholders are entitled to receive dividends, if any, at the election of the Board of Directors and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock, if any.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: Voting control of the Company is exercised at the Board of Director level pursuant to the Company's Shareholder Agreement.

The Company has voting restrictions in place pursuant to the Shareholder Agreement, which limits stockholder voting rights and requires that certain actions be approved by the Board of Directors rather than by stockholder vote.

The Company has a Shareholder Agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

At this time, the Company has not engaged in any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard Brooks Crenshaw
(Signature)

Richard Brooks Crenshaw
(Name)

Founder / Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brooks Crenshaw
(Signature)

Brooks Crenshaw
(Name)

Founder / Officer
(Title)

(Date)

/s/Kevin Jackson
(Signature)

Kevin Jackson
(Name)

Founder / Officer
(Title)

(Date)

/s/Wilfred Reilly
(Signature)

Wilfred Reilly
(Name)

Founder / Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Offering Page
Exhibit E   Transcript

EXHIBIT A

Financial Statements



IBIS ACCOUNTING & TAX SERVICES
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Mr. Brooks Crenshaw

Unified Solutions America, Inc.
7B Harmony Landing Ct.
Frankfort, KY 40601

Report on the Financial Statements

We have audited the accompanying balance sheet of Unified Solutions America, Inc as of October 31, 2025, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

9405 94th Street, Seminole, FL 33777 • Phone: (727) 244-9557 • FAX: (727) 344-0028
johnr@ibisaccountingandtax.com • www.IbisAccountingandTaxServices.com



Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Unified Solutions America, Inc. and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully,

John Ramdeen, CPA

December 11, 2025
Seminole, Florida

9405 94th Street, Seminole, FL 33777 • Phone: (727) 244-9557 • FAX: (727) 344-0028
johnr@ibisaccountingandtax.com • www.IbisAccountingandTaxServices.com

UNIFIED SOLUTIONS AMERICA, INC.

BALANCE SHEET

AS OF OCTOBER 31, 2025

	USD
CASH	23,294
ACCT RECEIVABLE (S/H)	-
OTHER CURRENT ASSETS	
SHAREHOLDER LOAN	-
DEPRECIABLE ASSETS	
ACCUMULATED DEPRECIATION	-
OTHER ASSETS	
TOTAL ASSETS	**$ 23,294**
ACCT PAYABLE	-
SHAREHOLDER LOANS	-
OTHER CURRENT LIABILITIES	
OTHER LIABILITIES	
COMMON STOCK	-
PREFERRED STOCK	-
ADDITIONAL PAID IN CAPITAL	35,624
NET INCOME	(12,330)
DIVIDENDS	
RETAINED EARNINGS	-
TOTAL ASSETS	**$ 23,294**

UNIFIED SOLUTIONS AMERICA, INC.

INCOME STATEMENT

FOR THE PERIOD MAY 29, 2025 THROUGH OCTOBER 31, 2025

	USD
Income	-
Other Income	-
Total Revenues	-
COGS	
Cost of Goods Sold	-
Total Costs of Good Sold	-
Gross Profits	-
Advertising / Marketing	-
Bank Fees	68
Consulting	-
Employee Benefits	-
Fuel	-
Insurance	-
Interest	-
Janitorial	-
Meals	6
Miscellaneous	-
Office Expenses	60
Outside Services - Web Development	10,000
Permits & Fees	400
Rents	-
Repair & Maintenance	-
Supplies & Materials	-
Travel	1,795
Utilities	-
Wages	-
Total Expenses	12,330
Pre Tax Net Income	(12,330)
Corporate Tax	-
Net Income	(12,330)

UNFIED SOLUTIONS AMERICA, INC.

STATEMENT OF CASH FLOWS

AS OF OCTOBER 31,2025

	USD
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME / (LOSS)	$ (12,330)
TOTAL NET INCOME	**(12,330)**
ADJUSTMENTS TO NET INCOME	
(INCREASE) / DECREASE	-
TOTAL ADJUSTMENTS	**-**
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**(12,330)**
CASH FLOWS FROM INVESTING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	35,624
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**35,624**
NET INCREASE / (DECREASE) IN CASH	**23,294**
CASH AT THE BEGINNING OF THE PERIOD	**-**
TOTAL CASH AT THE BEGINNING OF THE PERIOD	**-**
CASH AT THE END OF THE PERIOID	**$ 23,294**

UNIFIED SOLUTIONS AMERICA, INC.

STATEMENT OF CHANGES IN OWNERS EQUITY

AS OF OCTOBER 31, 2025

	USD
REVENUE	
GROSS PROFIT	$ (12,330)
	(12,330)
OPERATING EXPENSES	
OPERATING INCOME / (LOSS)	-
	-
OTHER INCOME	-
INCOME (LOSS) BEFORE INCOME TAXES	-
INCOME TAX	
NET INCOME	(12,330)
RETAINED EARNINGS AT BEGINNING OF PERIOD	(12,330)
ADJUSTMENTS OF RETAINED EARNINGS	
RETAINED EARNINGS AT END OF PERIOD	(12,330)

Company Summary

Unified Solutions America is a strategic consultancy that assists mid-size to large organizations in achieving clarity of purpose, operational excellence, and sustainable growth.

The company integrates expertise from management consulting, academia, and elite military special operations to provide solutions that focus on aligning teams, streamlining operations, and enhancing performance outcomes.

Services include cost and impact analysis of existing programs, change management for realigning resources with business goals, and operational fit assessments to measure gaps in efficiency. The company employs a merit-based framework called Unified Performance to foster excellence, cohesion, and business results.

The company is based in the United States. Additional details are available at https://unifiedsolutionsamerica.com and through its Regulation Crowdfunding offering on the EquityST platform at https://invest.equityst.com/projects/14912-Unified-Solutions-America.

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Unified Solutions America, Inc.
7B Harmony Landing Court, Frankfort, KY 40601

Ladies and Gentlemen:

The undersigned understands that Unified Solutions America, Inc., a corporation organized under the laws of Wyoming (the "Company"), is offering up to $5,000,000.00 of Units of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 28, 2025 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12:00 a.m. New York time on January 18, 2027, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Please update (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Wyoming, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Equity St. Portal LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Equity St. Portal LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Equity St. Portal LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Equity St. Portal LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Wyoming, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	7B Harmony Landing Court, Frankfort, KY 40601 E-mail: bcrenshaw@unifiedsolutionsamerica.com Attention: Brooks Crenshaw, Managing Partner
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Unified Solutions America, Inc.
By_____ Name: Title:









Reg CF Offering 3
Transparency & Accountability Overview

UNITED SOLUTIONS AMERICA

We are a strategic consultancy driven by a singular mission: helping organizations achieve clarity of purpose, operational excellence, and sustainable growth. Our team combines industry-leading expertise from management consulting, academia, and elite military Special Operations to deliver solutions that are as strategic as they are actionable.

The Challenge Organizations Face

Today's organizations face three critical obstacles that undermine performance and threaten long-term viability:

Cohesion Suffers

Teams splinter, misalign, and lose momentum instead of rallying around a shared goal. Silos emerge, communication breaks down, and collective energy dissipates.

Performance Stalls

Metrics flatten, dip, or drift sideways. Progress slows and organizational impact fades as teams struggle to maintain forward momentum.

Growth Slows

Momentum fades and the vision for lasting impact slips further out of reach. Without intervention, organizations plateau and lose competitive advantage.

A Small Investment That Punches Above Its Weight

Invest Here



Our Approach to Transformation

Unified Solutions America guides mid-size to large organizations on a transformative journey toward a unified, high-performance culture.

Our distinctive approach fuses three proven disciplines: the rigor of academia, the pragmatism of business, and the unbreakable cohesion of military Special Operations.

This synthesis aligns teams around a shared purpose, streamlines operations, and amplifies mission-focused outcomes.

We don't just consult, we transform organizational DNA.

Business
Pragmatic strategies focused on measurable ROI and operational excellence

Academia
Research-driven methodologies and evidence-based frameworks

Cohesive Culture
Elite team cohesion principles and mission-critical execution standards

Laying the Foundation for Scalable Impact

1 **Current Status**

Pre-revenue stage with pilot methodology and comprehensive toolset ready for field refinement and validation

2 **Active Pipeline**

Engaged in confidential beta discussions with two Fortune 100 companies and one mid-size manufacturer

3 **90-Day Roadmap**

Execute Reg CF raise, assemble operational team, and prepare for client rollout and market entry

Strategic Phase Progression

 **Phase 1**
Capitalization & Team Assembly

 **Phase 2**
Pilot Refinement & Validation

 **Phase 3**
Market Expansion & Scale

Help Dismantle the DEI Industrial Complex

Invest Here



Performance-Vested Founder Equity

Unified Solutions America's bylaws are engineered for transparency and investor alignment. Founders earn the majority of their equity through measurable performance milestones, ensuring accountability toward operational growth.



Reg CF $100K

Reg CF $250K

$200K Revenue

3 Clients / $500K

Initial Founder Holdings: Founders initially hold 24% (8% each) of 120,000 issued shares.

An additional 66% {22% each) vests only after achieving the milestones above. This structure ensures founders succeed only when investors succeed.

Your Portfolio Should Reflect Your Principles

Invest Here



Every Dollar Serves the Mission

All proceeds from this Regulation Crowdfunding raise are allocated toward measurable growth. No founder cash-out. Every dollar is dedicated to product development, client delivery, and disciplined expansion.



Product Development | Marketing & Growth | Personnel Operations | Legal Compliance | Working Capital

Maximum Raise: $5,000,000

- **Product & Development** (5%): Methodology refinement, digital tools, intellectual property
- **Marketing & Growth** (25%): Client acquisition, brand positioning, market expansion
- **Personnel & Operations** (56%): Team scaling, infrastructure, delivery capacity
- **Legal & Compliance** (3%): Regulatory adherence, contract management
- **Working Capital** (11%): Operational reserves, flexibility buffer

Transformative Consulting & Scalable Tools

Unified Solutions America generates revenue through high-value consulting engagements that replace divisive frameworks with merit-based cultural models focused on performance, unity, and accountability.

1
High-Impact Consulting
Cost and impact analyses, change management strategies, operational fit assessments, and cultural transformation roadmaps

2
Digital Tool Development
Scalable platforms for remote organizational diagnostics, culture optimization, and performance tracking

3
Scalable Growth Model
Transition from high-touch consulting to technology-enabled solutions supporting future expansion and recurring revenue

Core Offerings
- Organizational culture audits
- Leadership alignment workshops
- Merit-based framework implementation
- Performance measurement systems

Future Revenue Streams
- SaaS diagnostic platforms
- Licensing of proprietary methodologies
- Executive training programs
- Ongoing advisory retainers

Turn Everyday Dollars Into Strategic Impact

Invest Here



Join Us in Building a Merit-Based Future

Maximum Raise
$5,000,000
Regulation Crowdfunding
(RegCF)

Minimum Investment
$100
Accessible to all investors

Use of Proceeds
100%
Mission-Focused
No founder cash-out

What Your Investment Funds

- Product and methodology
- development for market-ready
- consulting frameworks
- Marketing and client acquisition
- initiatives targeting Fortune 500 and mid-market organizations
- Personnel expansion to build a worldclass delivery team
- General working capital and operational infrastructure
- All funds are committed to mission execution and sustainable growth.

For complete offering terms, financial disclosures, and risk factors, refer to Form C filed with the SEC.

Invest in the America You Want Your Kids to Work In.

Invest Here



Thank you for considering an investment in our country's future.

Invest Here

Unified Solutions America: Online Video Transcript

In recent years, organizations were counseled by their consulting agencies to invest heavily in diversity, equity and inclusion programs. They were told these investments would help build more inclusive, high performing workplaces. That didn't happen. The fact is, these DEI initiatives failed to deliver measurable improvements in any way. Some deepened internal divisions, while others pulled focus from core business goals.

Now leading companies are rethinking their approach, seeking solutions that balance fairness with results. The goal remains true equity, but the path forward demands effectiveness, accountability and measurable impact.

At Unified Solutions America, we help organizations restore operational excellence by cultivating the natural resources of organizations, removing DEI programs and shifting focus back to the company's core competencies.

Our proven methodology includes cost and impact analysis, quantifying the financial and cultural costs of current DEI efforts, operational fit assessment, identifying gaps between DEI structures and business efficiency, change management, realigning resources to support performance driven outcomes.

USA: Where unity meets performance.